

February 20, 2015

Via E-mail
Donovan Jones
President, Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

> **Re: Counterpath Corporation**
> **Registration Statement on Form S-3**
> **Response dated February 11, 2015**
> **File No. 333-200993**

Dear Mr. Jones:

We have reviewed your response letter referenced above. Where we refer to prior comments, we are referring to our letter dated February 6, 2015.

General

1.   We note your response to prior comment 1 and we are unable to concur with your conclusion. The indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective, subject to certain exemptions for eligible filers. The indenture may not be qualified by post-effective amendment except in the case of an automatic shelf registration statement. Refer to footnote 527 of SEC Release No. 8591. See also the guidance in Question 201.02 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Therefore, as previously requested, please file the form of indenture as an exhibit to your registration statement prior to effectiveness.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Virgil Hlus, Esq.
        Clark Wilson LLP